[SUTHERLAND ASBILL & BRENNAN LLP]





FREDERICK R. BELLAMY
DIRECT LINE: 202.383.0126
E-mail: fred.bellamy@sablaw.com


                                  May 16, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         RE: NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE OF NEW YORK NORTH AMERICAN SEPARATE ACCOUNT VAI
               NORTH AMERICAN ADVANTAGE NY INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
               REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-4 PURSUANT TO RULE 477 (FILE NO. 333-108527; 811-21426)
               ACCESSION NO. 0001076981-03-000081

Commissioners:

         On behalf of North American Company for Life and Health Insurance of New York (the "Company") and North American Separate Account VAI (the "Account"), we hereby request that the above-referenced registration statement filed on Form N-4 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

         The initial registration statement was filed with the Commission on September 5, 2003. The Company has since determined to de-register the separate account and not to proceed with this offering. No securities have been sold with respect to this offering.

         The Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). The Account is not a funding vehicle for any other variable annuity contracts registered separately under the 1933 Act. A Form N-8F filing was made on April 20, 2006 to de-register the Account under the 1940 Act.

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U.S. Securities and Exchange Commission
May 16, 2006
Page 2


         If you have any questions or comments concerning this request, please call me at (202) 383-0126.

                                   Sincerely,

                               /s/ Frederick R. Bellamy

                                   Frederick R. Bellamy

cc:      Reschelle Samuels
         Terri Silvius